Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I/A

(Form Type)

Clarion Partners Real Estate Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	0.00927%	—

Fees Previously Paid	$21,750,598(a)		$2,016.28(b)

Total Transaction Valuation	$21,750,598(a)

Total Fees Due for Filing			$2,016.28

Total Fees Previously Paid			$2,016.28

Total Fee Offsets			$0.00

Net Fee Due			$0.00

(a)

Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $2,016.28 was paid in connection with the filing of the Schedule TO-I by Clarion Partners Real Estate Income Fund Inc. (File No. 005-91252) on September 14, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being fled to report the results of the offer.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.